[LOGO] PGS                                                          NEWS RELEASE
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                                                           FOR IMMEDIATE RELEASE
                                                                  April 10, 2006
FOR DETAILS, CONTACT:

Ola Bosterud
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548

                   Filing of Shareholder Information Statement


April 10, 2006, OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that in connection with its previously announced proposed demerger it has filed an extended stock exchange release in the form of a Shareholder Information Statement with the Oslo Stock Exchange.


     A copy of the Shareholder Information Statement will also be filed with the U.S. Securities and Exchange Commission (SEC) and will be accessible on the Company's web site at www.pgs.com (select the link to "Investor Relations", "Financial Reports" then "SEC Filings" or go to "Press Releases").


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This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No securities have been registered under the U.S. Securities Act of 1933 in connection with the matters described in this press release and no such securities may be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws.


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Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway.


For more information on Petroleum Geo-Services visit www.pgs.com.

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
Petroleum Geo-Services ASA     Phone:   +47 67 52 64 00    Petroleum Geo-Services Inc       Phone:  +1 281-509-8000
Strandveien 4                  Fax:     +47 67 52 64 64    15150 Memorial Drive             Fax:    +1 281-509-8500
P.O.Box 89                                                 Houston, TX 77079
N-1325 Lysaker, Norway                                     USA


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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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